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                                           Filed by IMS Health Incorporated
                      Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed filed pursuant to Rule 14a-12 of the
                                            Securities Exchange Act of 1934

                                   Subject Company: IMS Health Incorporated
                                              Commission File No. 001-14049

      ON MARCH 30, 2000, MARCH 31, 2000, and APRIL 3, 2000 IMS HEALTH INCORPORATED, A DELWARE CORPORATION ("IMS"), FILED A PRESS RELEASE, TELECONFERENCE SCRIPTS, SLIDE SHOW PRESENTATIONS, PRESS PACKET MATERIALS, INFORMATION DISTRIBUTED TO ITS EMPLOYEES AND OTHER INFORMATION DISSEMINATED TO ANALYSTS AND INVESTORS RELATING TO IMS'S MERGER WITH AND INTO THE TRIZETTO GROUP, INC., A DELAWARE CORPORATION ("TRIZETTO"), PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933.

      THE FOLLOWING LEGEND IS INCORPORATED INTO EACH OF IMS'S FILINGS MADE PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 FILED PRIOR TO THE DATE
HEREOF:

      In connection with the merger, IMS, its directors, executive officers and certain other members of management and employees may be soliciting proxies from IMS stockholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation is set forth in IMS's annual report on Form 10-K, filed March 17, 2000, and on a Current Report on Form 8-K filed on April 4, 2000.

      In connection with the merger, TriZetto and its executive officers may be soliciting proxies from TriZetto stockholders in favor of approval and adoption of (i) the merger agreement, (ii) the issuance of TriZetto Common Stock, par value $0.001 per share, to the holders of IMS Common Stock, par value $0.01 per share, pursuant to the Merger Agreement, and (iii) the amended and restated certificate of incorporation of TriZetto . Information concerning the participants in the solicitation is set forth in TriZetto's annual report on Form 10-K, filed March 30, 2000.

      Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from IMS by directing a request through the Investor Information portion of IMS's website at http://www.imshealth.com or by mail to IMS Health Incorporated, 200 Nyala Farms, Westport, CT 06880, attention:
Investor Relations, telephone: 203-222-4250. Documents filed by TriZetto will be available free of charge from TriZetto by directing a request through the Investor Information portion of TriZetto's website at http://www.trizetto.com or by directing a request by mail to The TriZetto Group, Inc., 567 San Nicolas Drive, Newport Beach, CA 92660, attention: Investor Relations, telephone: (949) 219-2200.

      INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.